A Brand Like a Friend

Henkel KGaA • Henkelstr. 67 • D-40191 Düsseldorf



05005986

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Mail Stop 3-9
Securities and Exchange Commission
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Washington, D.C. 20549
U.S.A.

Abteilung / dept. Recht / Law Department
VJC - Corporate Matters
Telefon / phone (direct) (+49-211) 797 8959
Telefax / fax (direct) (+49-211) 798 2463
E-Mail thomas-gerd.kuehn@henkel.com
Ihre Nachricht / your message

Datum
2005-02-17

Rule 12g3-2(b) Submission
File No. 82-4437
Henkel KGaA

Ladies and Gentlemen:

Enclosed please find Henkel's Press Release "Of lipsticks, inspiration and an upside-down adhesive".

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Very truly yours,
Henkel KGaA

T. Kuehn

H. Nicolas

dlw 3/2

Encl.

Postanschrift
Henkel KGaA
D-40191 Düsseldorf

Firmensitz
Henkelstraße 67
D-40589 Düsseldorf

www.henkel.com
Telefon (+49-211) 797-0
Telefax (+49-211) 798-4008
K:\Kühn\SEC Schreiben\SEC 188-2004.doc

Bankverbindungen
Commerzbank AG
Düsseldorf
Konto 1 109 222
(BLZ 300 400 00)

Deutsche Bank AG
Düsseldorf
Konto 2 272 409
(BLZ 300 700 10)

Dresdner Bank AG
Düsseldorf
Konto 2 114 565
(BLZ 300 800 00)

Kommanditgesellschaft
auf Aktien

Handelsregister
AG Düsseldorf HRB 4724
Sitz Düsseldorf

Aufsichtsratsvorsitzender:
Dipl.-Ing. Albrecht Woeste

Geschäftsführung:
Dr. Ulrich Lehner (Vorsitzender)
Guido De Keersmaeker
Dr. Jochen Krautter, Dr. Klaus Morwind,
Prof. Dr. Uwe Specht
(persönlich haftende Gesellschafter)

Alois Linder, Knut Weinke

Henkel
A Brand like a Friend

VCmail
16.02.2005 10:42
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Kopie: (Blindkopie: Thomas-Gerd Kuehn/KGaA/HENKEL)
Thema: Press Release "Of lipsticks, inspiration and an upside-down adhesive"

Henkel
A Brand like a Friend

Information from Corporate Communications

Ladies and Gentlemen ,

Attached please find the 7th press release of our "Quality from Henkel" series. The Quality series of press releases is designed to strengthen our Quality initiative and to communicate our quality and innovation in our business. We just distributed the 7th release on "Of lipsticks, inspiration and an upside-down adhesive " to the media.

With my very best regards,

Ernst Primosch

Press release

Of lipsticks, inspiration and an upside-down adhesive

"Everything that can be invented has been invented", remarked a certain Charles H. Duell in 1899. An employee at the US Patent Office at the time, he actually had quite a lot to do professionally with inventors and their ideas. However, it would appear that, in postulating this somewhat premature prognosis, Duell had seriously underestimated the creative potential of the human spirit. Nowadays around 700,000 new inventions are the subject of patent applications every year, and the number of patents in force around the world has risen to more than 4 million. Moreover, innovative companies such as Henkel provide a constant stream of proof, through their products, that even these little life-enhancers – items that make each day a little more beautiful, convenient or enjoyable – are always open to improvement. Now Henkel has just launched yet another splendid example onto the market in the form of a solvent-free all-purpose adhesive gel in a "headstand" bottle.

In 1967, Henkel employee Wolfgang Dietrichs found himself in an airliner flying way above the clouds. He vacantly cast his eyes around, absent-mindedly allowing them to rest on a young woman who was just freshening up her face. She extended her lipstick and, with a well-practiced hand, applied the rouge to her lips. And at that moment, a light must suddenly have gone on inside Wolfgang Dietrichs' head – one of those flashes of inspiration that occasionally come out of the blue. Why, he asked himself, don't we have a solid adhesive in the form of a lipstick? Small, handy and always ready to use – that would be so neat!

Maybe Dietrichs had had a long day and needed a bit of a rest? In any case, it was pure speculation, and the man himself closed his eyes without uttering a word to anyone. As it transpired, however, an ingenious idea had indeed been born in that airplane, and just two years later, in 1969, the market launch of said gluestick caused a mini sensation worldwide. Today, people around the globe purchase in the region of 130 million Pritt sticks per year – no paper adhesive in the world has been more successful since its introduction.

At Henkel, entire generations of researchers and developers have been inspired by Dietrichs' stroke of genius and encouraged by his perseverance. And now they too have hit the jackpot: this time it's a solvent-free all-purpose gel adhesive in an upside-down bottle, and it's about to be launched onto the German market under the name "PowerPritt Multipurpose Gel". It is capable of providing adhesion between quite different materials such as felt, fabric, paper, cardboard, leather, polystyrene, wood and various plastics, generating exceptional ultimate bonding strength in all such applications.
Owing to its innovative gel consistency and a specially developed bottle, the product also ensures exceptional cleanliness and rapidity whatever the gluing job and mating surfaces involved. And, particularly important according to Dr. Felix Rustemeyer of the development team: "Naturally the gel is absolutely solvent-free and odor-neutral, thus also making it ideal for children to use."

The new packaging means the adhesive is always immediately ready for action. And a cleverly positioned pressure point also ensures that, with just a little force such as that imparted by a child's fingers, precision adhesive application can be achieved by all. All these refined details have been tested innumerable times by special teams in a program that included five weeks' exposure to temperatures in excess of 50 degrees Celsius as freight on the high seas and an altitude test in Mexico City at 2240 meters above sea level.

Yet for all the innovations incorporated in this new product – from the first droplet to its packaging – it was, in the final analysis, once again all down to the legendary Pritt stick. Because some considerable time back – just as in 1967 – a couple of Henkel employees had again asked themselves a simple question: why isn't there a solid all-purpose adhesive in stick form with which you can bond not only paper but also cardboard, felt and leather? And wouldn't it be good if it was solvent-free and absolutely odor-neutral? They provided the answer in 2003 with the "PowerPritt" in stick form which, like its eminent forerunner, opened up a new dimension, albeit this time in the all-purpose adhesives market.

Even then, no one in the Henkel team was prepared to believe that everything that could be invented had been invented. Charles H. Duell's moment of truth would have to wait. And it was not long until the next result of this "healthy skepticism" manifested itself: the new all-purpose adhesive from Pritt in gel form – another innovation that is highly likely to emulate the exceptional achievements of its great predecessors.

"Henkel - A Brand like a Friend"

Every day, millions of customers and consumers around the world restate their trust in us. And it is a trust that we have worked hard to earn: With innovative brandname products for home care, DIY enthusiasts and craftsmen, for body care and cosmetics, and with superior technologies for industries such as transportation, electronics, packaging, durable and consumer goods. As much as the products differ from one another, they have one thing in common: Quality from Henkel. Delivering quality has been at the heart of Henkel's daily business for more than 125 years now. Quality from Henkel - for us it's more than just a promise. It's an obligation. Quality - to make our customers our friends.

The Henkel Group operates in three strategic business areas – Home Care, Personal Care, and Adhesives, Sealants and Surface Treatment. In fiscal 2004 the Henkel Group generated sales of 10,592 billion euros.

For further information on Quality from Henkel, go to www.quality-from-henkel.com

February 16, 2005

Contact:
Simone Gleumes
Business Unit and Brand Communications

Corporate Communications
Henkelstr. 67, 40191 Düsseldorf
Tel.: 0049-211-797-4463
Fax: 0049-211-798-4040

Susan Krambo
Business Unit and Brand Communications

Corporate Communications
Henkelstr. 67, 40191 Düsseldorf
Tel.: 0049-211-797-8549
Fax: 0049-211-798-4040

E-Mail: press@henkel.com
Internet: www.press.henkel.com

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